Exhibit 99.78

Grande West Appoints Respected Industry Veteran Manuel Achadinha
as Chief Operating Officer

Prominent British Columbia Transit Leader to Drive Company Expansion

VANCOUVER, BC / March 8, 2021 / Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that it has appointed respected industry veteran and prominent Canadian transit leader Manuel Achadinha as Chief Operating Officer. Mr. Achadinha will succeed Jonathan Leskewich, who has transitioned to a focus on product development.

For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. During his ten years as CEO, annual revenue and ridership grew to over $261 million and 51 million passengers, respectively. He represented BC Transit with riders around the province, as well as partners, businesses, government leaders and other key external groups.

Mr. Achadinha also focused on BC Transit’s sustainability efforts with a commitment to lead the growth of transit-oriented communities across the province. Previously, Mr. Achadinha served at the British Columbia Ferry Services Inc., most recently as Vice President, Terminal Operations, where he was responsible for overseeing the operation of 48 terminals along the coast of British Columbia. Prior to that, he held governmental positions with the Ministry of Finance and Corporate Relations as well as the Ministry of Employment and Investment. Mr. Achadinha holds a Bachelor of Arts, Economics and a Master of Public Information, both from the University of Victoria in British Columbia.

“On behalf of our board and management team, we are privileged to welcome an industry titan such as Manuel to our company,” said William Trainer, Chief Executive Officer of Grande West. “Manuel brings over two decades of leadership experience in the transportation industry, where he built a truly world class transit authority for British Columbia. His extensive experience and industry knowledge will be instrumental in accelerating our growth as we expand our market dealer network, scale production and capacity, and market our new line of innovative electric buses.

“In conjunction with the appointment of Manuel, due to the advancementsin Grande West’s new product lines – particularly with the electrification of the Vicinity™ buses – Jonathan Leskewich will be moving to a product development role. Jonathan has over 17 years of transportation experience, and 22 years heavy duty experience with alternative fuels, emissions, compliance and regulations. He will continue to bring his in-depth understanding of the entire product development process at Grande West to the new role and will direct our team in the life-cycle of the continuously improving line of Vicinity buses.”

The Company also announces that it has granted an additional 300,000 incentive stock options to Mr. Achadinha at an exercise price $2.40 for a period of five years. The options will vest in equal tranches every six months over a three year period.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

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